Contact

www.linkedin.com/in/troy-brazell-723a38 (LinkedIn)
www.optimaanalytics.com (Company)

Top Skills

Strategic Planning
Business Development
New Business Development

Troy Brazell

Optima Sports Group, CEO
Bountiful, Utah, United States

Summary

Optima Sports Group and Optima Analytics is at the forefront of athletic performance modeling. Our primary clients are professional sports franchises, sports agents as well as data companies down through high school athletics. Our models have proven to be significantly more accurate than the current NFL draft as well as NBA, MLB and professional soccer.

We specialize in performance models, team synergy(fit with team and system) and Injury Propensity(likelihood of injury and or full recovery from injury).

Optima Sports Group also works with top data providers helping identify data points that should be collected that are more indicative of actual performance of the individual athlete.

Experience

Optima Sports Group | Sports Analytics

CEO Optima Sports Group
September 2016 - Present (6 years)
Salt Lake City

Optima Sports Group is the top sports analytics company primarily working with professional sports teams, sports agents through high school athletes. We also work with top data companies on data integrity, identifying better data points more indicative of actual performance.
Optima works primarily with professional sports teams on drafting, team synergy models, injury propensity and team culture. Optima Sports Group has proven to directly impact winning percentage for teams.

HydroFLOW USA

Exclusive Distributor
March 2019 - Present (3 years 6 months)

HydroFLOW water conditioners, which are powered by the patented and eco-friendly Hydropath Technology, were originally designed to treat scale related problems in residential plumbing systems and appliances. Hydropath Technology has evolved into a world-leading technology which provides chemical-free solutions to a diverse range of industries. Our water conditioning technology minimizes operating and maintenance costs in residential, commercial, industrial, agricultural and marine applications.

HydroFLOW products are used to protect water heaters, plumbing systems, cooling towers, heat exchangers, steam boilers, dewatering equipment and has applicability in mining, oil refineries and other industries.

PRIME VICTUS | SPORTS ANALYTICS
CEO

September 2012 - November 2016 (4 years 3 months)
Greater Salt Lake City Area

Prime Victus accurately predicts athletic performance in professional and amateur sports. We work with NFL, NBA, MLB, NHL and several professional football(soccer) teams/clubs across multiple leagues, including EPL, MLS, and Bundasleagua. Our models predict better player performance, team synergy(how a player fits a specific team and system), team culture and value of a player to a team. We have revolutionized these models taking them to fantasy sports as well, giving true players significant insight and stronger opportunities to win. Our models have translated extremely well into Fantasy Sports as well.

We are also actively involved in developing performance based models for corporations on hiring, longevity with employees, brand and image protection from employees as well as optimization.

I have been involved in film production and film financing for several years and am Partners in CORSER-BRAZELL, CINEMA GROUP HOLDINGS and ROLLING THUNDER ENTERTAINEMENT. We have several large format(IMAX) films underway and multiple projects that we are overseeing.

My background includes business management, as I was head of sales for The Modellers Research Group, an advanced analytics firm that specializes in predictive and forecasting analysis. Global Leaders in "Discrete Choice" analysis.

Managed regional sales for Cendant corporation before joining The Modellers Research Group in 2001.

Specialties: We have been producing and working on studio projects and other people's projects and last year started producing our own. We have some of the top producers, script supervisors, ADs and stunt people on our team.

Human Performance Inc
Chairman and CEO
August 2006 - August 2013 (7 years 1 month)

We accurately predict athletic performance in professional and collegiate sports.

V3 Systems and INAURA(sold to SPHERE 3-D)
Business Development
May 2010 - 2011 (1 year)

business development with Inaura corporation. Three phenomenal technologies, one is changing virtual desktop integration completely.

V3 Systems was bought by Sphere 3-D.

The Modellers Research Group (Sold to OMNICON)
Director of North American Sales
October 2001 - June 2006 (4 years 9 months)

Troy was head of North American Sales for The Modellers, an advanced analytics firm that builds predictive and forecasting models for most of the Fortune 100-500 companies and worked directly with many of the large research firms such as McKenzie, Lieberman, Bain and AC Nielson. Troy also worked directly with CEOs, COOs, Heads of marketing, advertising, market research firms and strategic planners.

The Modellers are considered global leaders "Discrete Choice" analysis. They deliver results in an Interactive Decision Tool, which allows management to play "what if?" with all variables optimizing the best solution and know before they take action what the results will be.

The Modellers sold to OmniCon and merged with Hall&Partners.

Education

University of Utah - David Eccles School of Business

B.A., Telecommunication Film and T.V. Production · (1991 - 1994)

University of Utah - David Eccles School of Business

Bachelor of Applied Science (B.A.Sc.)